U.S. SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                         NOTICE OF EXEMPT SOLICITATION
                      Submitted pursuant to Rule 14a-6(g)

1. Name of the Registrant: Borland Software Corporation

2. Name of Persons Relying on Exemption:

                 C. Robert Coates

3.  Address of Persons Relying on Exemption:

4. Written Materials.  The following materials are attached:

-Informative letter from Mr. Coates regarding Borland Software Corporation.

-Letter From Borland Software Corporation's attorneys to Mr. Coates.

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SOURCE: C. Robert Coates

Borland's Board Rejects $150 Million Offer by Robert Coates for Legacy Products

DALLAS, September 21,2005 -- Robert Coates, a former director and major shareholder in Borland Software Corporation (NASDAQ: BORL), announced today that the Borland Board of Directors has summarily rejected his proposal for a $150,000,000 all cash purchase of the company's Delphi and Deploy assets.

The Borland Board rejected the offer without any discussion with Mr. Coates of its merits, without requesting any details of the proposed transaction, and without any counter offer or effort to negotiate a more favorable transaction. Mr. Coates believes that this demonstrates again that the interests of the Borland shareholders are not foremost in the Board's mind. A copy of the Board's terse response, communicated through their outside law firm, is attached.

In its letter the Board says that "...Delphi and Deploy are integral to Borland's business and growth strategy, and are not for sale." However, Mr. Coates believes that the reality at Borland is very different. Borland has made clear in its communications to its employees, customers and shareholders that the future of the company lies in its ALM/SDO software, not in Delphi or Deploy. The interim CEO is on record as saying that Delphi and Deploy are "cash cows" to be used to fund other products. The company has recently transferred many of its dedicated and hard working Delphi and Deploy developers, sales and support staff to the ALM/SDO areas. The company has stopped all development on several products in the Deploy suite and, according to company sources, plans end-of-life announcements for these products in the near future, making it very difficult to sell the other Deploy products in the product suite. All of this has had a chilling effect on morale at the Delphi and Deploy groups. Several top people have already resigned, and Mr. Coates has been informed that others have offers for employment elsewhere.

Despite the fact that Mr. Coates' offer letter contained several key points that would have significantly increased shareholder value and preserved the future relationship of these products with the ALM/SDO products, the Borland Board refused to pursue it. The offer letter stated that Borland could continue to use the Delphi and Deploy software in the ALM/SDO products at no cost. The offer also said that at Borland's option the transaction could be structured to increase revenues and profits from these products for the next nine quarters through licensing fees and cost sharing.

Mr. Coates believes that with the sale of the Delphi and Deploy assets, Borland's Directors could have created a win-win situation, focusing the company's management and employees on its ALM/SDO products, while using the $150,000,000 in cash to build or buy important new features and functionality for this product suite and/or to repurchase more shares. At the same time the value to the ALM/SDO products derived from integration with the Delphi and Deploy software would not have been lost and the independent growth of Delphi and Deploy software revenues would only have increased Borland's ALM/SDO demand.

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Mr. Coates' $150 million offer is significant given the company's current enterprise value. According to Yahoo Finance, Borland's enterprise value (its market value plus any debt and minus its cash) is now $242 million, only $92 million more than Mr. Coates' offer for just the company's Delphi and Deploy legacy products.

Mr. Coates said that he would submit a new offer to the Borland Board this week for the Delphi group in order to preserve the intrinsic value of these assets for shareholders, employees and customers and to focus Borland on driving ALM/SDO revenues and enabling customer success. Mr. Coates' new offer would potentially guarantee to Borland an increase in its revenues and EBITDA from Delphi.

Contact:  Christy McDonald @ cmcdonald@rcoates.com or (214) 256-5970.


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                                  [LETTERHEAD]
                   SKADDEN, ARPS, SLATE, MEAGHER & FLOM, LLP.
                               Four Times Square,
                                  NY,NY 10036
                                 #212-735-3000


VIA FACSIMILE (214-999-3645)
AND FEDERAL EXPRESS

David R. Earhart, Esq.
Gardere Wynn Sewell LLP
1601 Elm Street
Dallas, Texas  75201-4761

Dear Mr. Earhart:

	The Board of Directors of Borland Software Corporation met earlier today, and considered your letters dated September 7, 2005 and September 9, 2005, together with the two-page draft "letter of intent" which accompanied your September 9 letter. In your letters, you indicated that your client, C. Robert Coates, was interested in acquiring substantially all of the assets of Borland's Delphi Division and Deploy Group for $150 million in cash or, alternatively, in an unspecified "structured transaction."

	I have been asked by Borland's Board of Directors to advise Mr. Coates that Delphi and Deploy are integral to Borland's business and growth strategy, and are not for sale. The Board also has asked me to advise Mr. Coates that it is not interested in entering into discussions with him concerning these assets at the present time. The Board was unanimous in its views.

	Please inform Mr. Coates of the Board's response as set forth above.

					Very truly yours,

					/s/ Daniel E. Stoller

cc:  Mr. William K. Hooper,
    Chairman of the Board

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